Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

April 4, 2014

Via EDGAR and Federal Express

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
GWG Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
(filed April 1, 2013)
Form 10-Q for the Quarterly Period Ended September 30, 2013
(filed October 30, 2013)
File No. 333-174887

Dear Mr. Rosenberg:

This letter responds on behalf of the Company to your comment letter dated February April 3, 2014 with respect to above-referenced filings made by the Company with the Commission.  To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 10-Q for the Quarterly Period ended September 30, 2013
Notes to Condensed Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page 8

1.
Please refer to your response to prior comment one. You recorded the net amount received of $3,252,000 in connection with the Purchase and Sale Agreement dated June 28, 2013 as other income in 2013 in your statement of operations. Considering that this agreement relates to engaging Athena as representative and distributor of your offering of renewable secured debentures, provide us your analysis demonstrating why this amount should not have been reflected as an offset to or liability for deferred financing and issuance costs, or as an adjustment to renewable secured debentures, which would be accreted over the terms of the debentures.

RESPONSE:  The substance of the Company’s 2013 agreement with Athena was in the nature of a full and complete settlement and termination of the prior 2011 agreement with Athena.  You will, for example, note that Section 8 of the 2013 agreement terminates the prior 2011 agreement in its entirety, and that Section 9 contains mutual general releases of claims by each party.  In sum, Sections 8 and 9 of the 2013 agreement together reveal the nature and substance of that transaction—that the services originally to be delivered under the 2011 agreement were no longer contemplated by either party.  The Company sought a settlement and termination of the prior 2011 agreement due to Athena’s inability to structure and engage in a cooperative financing transaction as originally contemplated under the 2011 agreement.  In part, the Company believes this was due to what it was advised were changing regulatory conditions and requirements applicable to life settlement transactions in Europe in general, and Ireland in particular.  In addition, the Company was dissatisfied with the performance of Athena under the 2011 agreement.  Regardless of the cause, the inability to structure and engage in a cooperative financing transaction explains the business rationale behind essentially un-winding, through the 2013 agreement, the capital stock transactions that were effected pursuant to the earlier 2011 agreement.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

April 4, 2014

As part of the settlement and termination of the 2011 agreement, Athena retained a small amount of shares (124,000 shares of the original 990,000 shares) as compensation for their efforts to structure and attempt to engage in a cooperative financing transaction.

In addition, the Company appointed Athena as the Company’s “exclusive representative of the Offering in Ireland …” under Section 3 of the 2013 agreement.  Nevertheless, the Company did not then, and presently does not, have any intent to commence the “Offering” in Ireland.  Basically, Section 3 was inserted into the 2013 agreement in the course of negotiating an end to the relationship that was originally imagined in the 2011 agreement.  The Company agreed to the inclusion of Section 3 because the covenant did not involve any legal detriment to the Company and, in sum, obligated the Company to do nothing.  Based on Athena’s lack of prior performance, the Company did not expect Athena to bring forth a market in Ireland for the Offering and, moreover, the 2013 agreement contains no promise on the part of the Company to actually commence the “Offering” in Ireland.

With the above facts in mind, we continue to believe that there is no expected future benefit to be properly associated with the 2013 agreement and that, therefore, it would be inappropriate to offset the transactional gain against the Company’s liability for deferred financing and issuance costs, or to otherwise adjust the Company’s renewable secured debentures over their terms.

We are also mindful that our earlier narrative disclosure relating to the 2013 agreement may suggest that we are (per the wording of your comment) “engaging” Athena presently, or that there is an ongoing relationship between the parties.  To clarify the relationship between Athena and the Company and dispel any future confusion on this issue, the Company intends to modify its narrative disclosure of the 2013 agreement in future filings (specifically including its Form 10-K for the fiscal year ending December 31, 2014, any future Forms 10-Q that would have reason to discuss the 2013 agreement in legal disclosure or in notes to the financial statements included therein, and to any final prospectus comprising a part of the Post-Effective Amendment to Registration Statement on Form S-1 presently pending review).

Should you have any further questions relating to the Company’s accounting treatment of these matters, we ask that you please reach out to us.  I can be reached using the contact information above.  If I am unavailable, please feel free to contact Mr. Jon Gangelhoff, Chief Financial Officer of the Company, at (612) 746-0944.  On behalf of the Company, we sincerely appreciate your prompt attention to our response.

Very truly yours, /s/ Paul Chestovich Paul D. Chestovich

cc:	Jon Gangelhoff Jon Sabes Tim Kosiek